FULBRIGHT & JAWORSKI L.L.P.
A REGISTERED LIMITED LIABILITY PARTNERSHIP
666 FIFTH AVENUE, 31ST FLOOR
NEW YORK, NEW YORK 10103-3198
WWW.FULBRIGHT.COM

JOHANN
PARTNEI
JGABEL(

07026377

DIRECT DIAL: (212) 318-3072
TELEPHONE: (212) 318-3000
FACSIMILE: (212) 318-3400

August 10, 2007

SUPPL

VIA CERTIFIED MAIL
<u>RETURN RECEIPT REQUESTED</u>

Susan Min
Securities and Exchange Commission
100 F Street NE, Room 3628
Washington, D.C. 20549

Re: Flughafen Wien AG/ Vienna International Airport (the "Company")
File No. 82-3907

Dear Madam or Sir:

Subsequent to our last submission, enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosure

dlw 9/14

FILE NO. 82-3907

Open for new horizons.

Vienna International Airport

Vienna International Airport: 9.1% increase in passengers during July
Dynamic growth in traffic to Eastern Europe: + 26.9%

The strong development at Vienna International Airport also continued during July with high growth rates in all traffic segments. The number of passengers rose by 9.1% over the comparable month of the previous year to a total of 1,856,429. Transfers and flight movements increased by 5.7% and 7.3%, respectively. Maximum take-off weight (MTOW) grew by 8.8% and cargo volume by 1.4%.

The positive trend in passenger traffic (scheduled + charter flights) to Eastern Europe and the Middle East continued into July, with an increase of 26.9% in the number of passengers travelling to Eastern Europe and 18.6% to the Near East.

During the period from January to July 2007, the number of passengers handled by Vienna International Airport rose by 9.0% to 10,418,999 and transfers increased 7.8%. Growth was also recorded in maximum take-off weight with +6.0%, flight movements with +5.2% and cargo turnover with +1.3%.

Results in Detail

	July 2007	Change in %	January to July 2007	Change in %
Passengers:	1,856,429	+9.1	10,418,999	+9.0
Transfer passengers:	590,932	+5.7	3,443,174	+7.8
Maximum take off weight (in tonnes):	680,302	+8.8	4,130,921	+6.0
Flight movements (arrival + departure):	23,035	+7.3	144,271	+5.2
Cargo in tonnes (air cargo and trucking):	21,982	+1.4	153,639	+1.3

For additional information contact: Group Communications Flughafen Wien AG:
Michael Kochwalter (+43-1-) 7007-22300; Brigitta Pongratz (+43-1-) 7007-22399;
Birgit Fehsler (+43-1-) 7007-22254; Elisabeth Kern (+43-1-) 7007-23000
mailto: m.kochwalter@viennaairport.com; mailto: b.pongratz@viennaairport.com;
mailto: b.fehsler@viennaairport.com; mailto: e.kern@viennaairport.com
Homepage: www.viennaairport.com

34/07 .... KA/EK .... 9. August 2007

END